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               [ON THE LATIN AMERICA EQUITY FUND, INC. LETTERHEAD]







VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  The Latin America Equity Fund, Inc. - CIK No. 0000879357
     Request for Withdrawal of Registration Statement on Form N-14 File No. 333-41212
     -------------------------------------------------------------

Ladies and Gentlemen:

A Registration Statement on Form N-14 was filed with the Securities and Exchange Commission (the "Commission") on July 12, 2000 on behalf of The Latin America Equity Fund, Inc. ("LAQ") relating to the proposed merger of The Latin America Investment Fund, Inc.("LAM") with and into LAQ. LAQ was to be the acquiring company and LAM, the target. Subsequent to the filing of the Registration Statement, the merger was revised for tax purposes so that LAM will now be the surviving corporation and the registrant. Accordingly, a Registration Statement on Form N-14 was filed today with the Commission on behalf of LAM.

We respectfully request that the Registration Statement on Form N-14 filed on behalf of LAQ (File No. 333-41212) be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

Should you have any questions regarding this matter, please do not hesitate to call me at (212) 875-3947.

Very truly yours,

/s/ Michael A. Pignataro

Michael A. Pignataro

cc:  Securities and Exchange Commission, Division of Investment Management
         Shaswat Das
     Daniel Schloendorn, Esq.